UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

TERNIUM S.A.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Grand Duchy of Luxembourg
(Jurisdiction of incorporation or organization)

001-32734
(Commission File Number)

N/A
(IRS Employer Identification No.)

26, Boulevard Royal, 4th floor,
L-2449 Luxembourg
(Address of principal executive offices)

Alejandra Hryszkiewicz
26, Boulevard Royal, 4th floor,
L-2449 Luxembourg
Tel. + (352) 26 68 31 52, Fax. + (352) 26 59 83 49, e-mail: luxembourg@ternium.com
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Please send copies of notices and communications from the Securities and Exchange Commission to:

Diego E. Parise	Patrick S. Brown, Esq.
Mitrani Caballero & Ruiz Moreno	Sullivan & Cromwell LLP
Bouchard 680, 12th Floor (C1106ABJ)	1888 Century Park East
Buenos Aires, Argentina	Los Angeles, California 90067-1725
(54 11) 4590-8600	(310) 712-6600

⌧    Rule 13p-1 under the Securities Exchange Act (17 CFR 240 13p-1) for the reporting period from January 1 to
December 31, 2024.

Introduction

Ternium S.A., together with its subsidiaries (collectively, “Ternium” or “we”) is a leading steel producer in the Americas.

We provide advanced steel products to a wide range of manufacturing industries and the construction sector. We produce mainly finished and semi-finished steel products and iron ore, which are sold either directly to steel manufacturers and steel processors or to end-users after different value-adding processes. We also produce electricity and sell unused balances to the Mexican and Brazilian electric grids. In the steel segment, steel products include slabs, billets and round bars (steel in its basic, semi-finished state), plates, hot rolled coils and sheets, bars and stirrups, wire rods, cold-rolled coils and sheets, tin plate, hot dipped galvanized and electrogalvanized sheets and pre-painted sheets, steel pipes and tubular products, beams and roll formed products. Steel sheets can be further processed into a variety of sheets (blanks), with different shapes such as trapezoidal, parallelogram, figured (platinum), corrugated and other tailor-made products to serve our customers’ requirements. Other products in the steel segment include electricity and pig iron. In the mining segment, iron ore is sold as lump, concentrates (sinter feed and pellet feed fines) and pellets. Our customers range from small businesses to large global companies in the automotive, home appliances, heat, ventilation and air conditioning, construction, capital goods, container, food and energy industries across the Americas.

Only a negligible portion of Ternium’s products (representing less than 1% of our sales) contain or may contain conflict minerals.

This report includes information on purchases by the Company’s subsidiary, Usiminas Siderúrgicas de Minas Gerais S.A., the largest flat steel producer in Brazil, which the Company began to consolidate in July 2023.

Item 1.01 Conflict Minerals Disclosure and Report

During 2024, Ternium manufactured or contracted to manufacture certain products, the production or functionality of which may require conflict minerals, as defined in Item 1.01(d)(3) of Form SD. Ternium files this specialized disclosure form on Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Conflict Minerals Rule”).

Conflict Minerals Disclosure

Ternium has, in good faith, conducted a reasonable country of origin inquiry (“RCOI”) to determine whether its products contain conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or the adjoining countries of Angola, Burundi, Central African Republic, Republic of Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (the “Covered Countries”). A description of Ternium’s RCOI follows:

•Ternium implemented a Policy for Compliance with Conflict Minerals Reporting Requirements (the “Policy”), which has three main purposes:

•ensuring that Ternium can determine on a consistent and regular basis the origin of any conflict minerals contained in its products;

•providing accurate and truthful information to our customers regarding the use of conflict minerals in our products; and

•making informed decisions regarding the purchase of products from our direct suppliers containing conflict minerals originating in the Covered Countries.

•The Policy includes a form (the “RCOI Form”), which is annually submitted to Ternium’s direct suppliers whose products may contain conflict minerals, for purposes of determining whether conflict minerals necessary to the functionality or production of products manufactured by Ternium (or contracted by Ternium to be manufactured by third parties), if any, may have originated in a Covered Country. The RCOI Form:

•provides overall background information on the Conflict Minerals Rule;

•includes questions designed to determine whether the supplier provides conflict minerals to Ternium;

•includes questions on whether such conflict minerals, if any, originate from a Covered Country;

•describes possible additional requirements or specific due diligence procedures; and

•requires certain acknowledgments from the supplier.

•In addition to the RCOI Form, the Policy includes conflict-minerals-free-sourcing clauses, which have been included in Ternium’s General Terms and Conditions for the Purchase of Goods and Services. Ternium makes reasonable efforts to have provisions included in its agreements with Potential Conflict Minerals Suppliers (as defined below). These contractual clauses include:

•a representation and warranty from the supplier in favor of Ternium to the effect that none of the products, parts or materials delivered to Ternium contain or will contain conflict minerals originated from a Covered Country;

•the supplier’s agreement to provide, upon Ternium’s request, any document or information that evidences the accuracy of the representation and warranty referred to above; and

•a commitment from the supplier to immediately inform Ternium if the supplier learns or has reason to believe, at any time, that the representation and warranty referred to above ceases to be true and correct.

•Ternium’s products and direct suppliers are assessed from time to time to identify (i) products likely to contain conflict minerals, and (ii) suppliers that provide conflict minerals or other products (including raw materials) that may contain conflict minerals. Following such assessment, all identified direct suppliers of conflict minerals or products that may contain conflict minerals (each, a “Potential Conflict Minerals Supplier”) are contacted and requested to complete and certify the RCOI Form.

•All responses to the RCOI Form are reviewed by Ternium, and, if necessary, the Potential Conflict Minerals Suppliers are requested to provide additional information or clarifications. The Potential Conflict Minerals Suppliers are also requested to inform Ternium immediately of any changes occurring after the date of their responses to the RCOI Form that might affect the completeness or accuracy of their responses. A contact person is assigned for follow-up purposes.

•In accordance with the procedures described above, in 2024, Ternium identified and surveyed 41 (forty-one) Potential Conflict Minerals Suppliers. As of the date hereof, 100% of the surveyed Potential Conflict Minerals Suppliers submitted their responses to the RCOI Form. All of the respondents have confirmed that none of the products supplied to us (including raw materials) contain conflict minerals originated from a Covered Country.

Based on the information obtained through the procedures described above, as of the day hereof, Ternium has no reason to believe that any products manufactured by Ternium (or contracted by Ternium to be manufactured by third parties) contain conflict minerals necessary to the functionality or production of such products that have originated from a Covered Country.

We note that our RCOI can provide only reasonable, not absolute, assurance regarding the source and chain of custody of any products that may contain conflict minerals. Under our RCOI processes, we request data from our direct suppliers and, in turn, direct suppliers request similar information within their supply chains to identify the original sources of any necessary conflict minerals. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud. Another complicating factor is the unavailability of country of origin and chain of custody information from our direct suppliers on a continuous, real-time basis. The commodities supply chain, including the conflict minerals supply chain, is a multi-step process, operating almost on a daily basis, involving smelters, refiners, shippers, traders and distributors. Because we do not have direct contractual relationships with smelters and refiners, we must rely on our direct suppliers to gather and provide information about the origin of any conflict minerals (or products containing conflict minerals) supplied to us. We seek sourcing data on an annual basis from our direct suppliers, we request that the data cover the entire reporting year, and we seek to use contractual provisions requiring our direct suppliers to promptly report any changes to the sourcing data.

The information provided under this “Conflict Minerals Disclosure” section can be found on Ternium’s website, accessible at:https://investors.ternium.com/Spanish/centro-de-inversores-ternium/gobierno-corporativo/default.aspx#minerals

Additional Policies and Procedures

•We will continue to perform the activities describe above throughout the year ending December 31, 2025.

•Should any Potential Conflict Minerals Supplier inform Ternium that the products (including raw materials) supplied by it may contain conflict minerals originating from any Covered Country, Ternium will undertake further and specific due diligence to determine whether the conflict minerals purchased by Ternium have, or may have, directly or indirectly, financed or benefited armed groups in the Covered Countries.

•In conducting such specialized due diligence, Ternium will implement the general standards of the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition). Ternium may request any such supplier to provide the following information, as well as other documents, evidence and/or representations as the circumstances may require:

•an accurate and detailed description of the supply chain and chain of custody of the conflict minerals supplied to Ternium;

•an accurate and thorough description of the procedures adopted by the supplier to verify that no sub-suppliers identified in the supplier’s supply chain provide any conflict minerals originating in a Covered Country;

•a copy of the policies and procedures adopted by the supplier (and those adopted by the sub-suppliers in its supply chain) concerning traceability and compliance with the Conflict Minerals Rule;

•supporting evidence of the procedures adopted and the due diligence conducted by the supplier (including, without limitation, affidavits, declarations and information obtained from the supplier’s supply chain and other suppliers’ internal reports); and

•identification of the facilities, mines or locations where the conflict minerals supplied to Ternium are processed or extracted.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TERNIUM S.A.

By: /s/ Pablo Daniel Brizzio Date: May 21, 2025
Name: Pablo Daniel Brizzio
Title: Chief Financial Officer